Exhibit 99.3

The business combination described in this document involve securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Certain financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

P.O. BOX 8016, CARY, NC 27512-9903

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SYLA Technologies Co., Ltd.

Extraordinary General Meeting of Shareholders

For Shareholders of record as of December 31, 2024

Friday, February 14, 2025 2:00 PM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM EST on February 6, 2025.

SYLA Technologies Co., Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM EST on February 6, 2025)

The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of SYLA Technologies Co., Ltd., registered in the name of the undersigned on the books of the Depositary as of the close of business on December 31, 2024 at the Extraordinary General Meeting of Shareholders of SYLA Technologies Co., Ltd., to be held on February 14, 2025 in Shibuya-ku, Tokyo, Japan

NOTE:
1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.
2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.
3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

SYLA Technologies Co., Ltd. Extraordinary General Meeting of Shareholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1 AND 2

	PROPOSAL	YOUR VOTE		BOARD OF DIRECTORS RECOMMENDS
	Matters to be resolved	FOR	AGAINST	
1.	Approval of the Share Exchange Agreement between the Company and CUMICA CORPORATION	☐	☐	**FOR**
2.	Appointment of a Director of the Company	☐	☐	**FOR**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) _______ Date _______

Signature (if held jointly) _______ Date _______